Exhibit 99.1

AGM Group Receives Notification from Nasdaq Relating Delayed Filing of Form 20-F

BEIJING, China, May 19, 2023 /PRNewswire/ —AGM Group Holdings Inc. ("AGM Group " or the "Company") (NASDAQ: AGMH), an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment, today announced that it received a notification letter dated May 17, 2023 (the “Notification Letter”) from Nasdaq notifying that the Company is not in compliance with the requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) since the Company did not timely file its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

The Notification Letter has no immediate effect on the listing or trading of the Company’s shares on Nasdaq. Pursuant to the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notification Letter to submit a plan to regain compliance with Nasdaq Listing Rules (the “Compliance Plan”). If Nasdaq accepts the Compliance Plan, it may grant the Company an extension of up to 180 calendar days or until November 13, 2023, to regain compliance.

AGM Group continues to work diligently to complete the Form 20-F and file it with SEC as soon as reasonably practicable. The Company expects to submit a plan to regain compliance or file its Form 20-F within the timeline prescribed by Nasdaq.

This announcement is made in compliance with the Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a notification of deficiency.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment. AGMH's mission is to become one of the key participants and contributors in the global fintech and blockchain ecosystem. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

In China:

At the Company:

Email: ir@agmprime.com

Seaquant Consulting

Ms. Kristy Li

Email: kristy@sea-quant.com